SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 1 September 2014
Exhibit 1.2	Total Voting Rights dated 1 September 2014
Exhibit 1.3	Transaction in Own Shares dated 2 September 2014
Exhibit 1.4	Transaction in Own Shares dated 3 September 2014
Exhibit 1.5	Transaction in Own Shares dated 4 September 2014
Exhibit 1.6	Transaction in Own Shares dated 5 September 2014
Exhibit 1.7	Share Repurchase Programme dated 5 September 2014
Exhibit 1.8	Transaction in Own Shares dated 8 September 2014
Exhibit 1.9	Director/PDMR Shareholding dated 8 September 2014
Exhibit 1.10	Director/PDMR Shareholding dated 8 September 2014
Exhibit 1.11	Transaction in Own Shares dated 9 September 2014
Exhibit 1.12	Director/PDMR Shareholding dated 9 September 2014
Exhibit 1.13	Transaction in Own Shares dated 10 September 2014
Exhibit 1.14	Director/PDMR Shareholding dated 10 September 2014
Exhibit 1.15	Transaction in Own Shares dated 11 September 2014
Exhibit 1.16	Transaction in Own Shares dated 12 September 2014
Exhibit 1.17	Share Repurchase Programme dated 12 September 2014
Exhibit 1.18	Transaction in Own Shares dated 15 September 2014
Exhibit 1.19	Transaction in Own Shares dated 16 September 2014
Exhibit 1.20	Transaction in Own Shares dated 17 September 2014
Exhibit 1.21	Transaction in Own Shares dated 18 September 2014
Exhibit 1.22	Transaction in Own Shares dated 19 September 2014
Exhibit 1.23	Share Repurchase Programme dated 19 September 2014
Exhibit 1.24	Transaction in Own Shares dated 22 September 2014
Exhibit 1.25	Director/PDMR Shareholding dated 22 September 2014
Exhibit 1.26	Transaction in Own Shares dated 23 September 2014
Exhibit 1.27	Transaction in Own Shares dated 24 September 2014
Exhibit 1.28	Transaction in Own Shares dated 25 September 2014
Exhibit 1.29	Transaction in Own Shares dated 26 September 2014
Exhibit 1.30	Director/PDMR Shareholding dated 26 September 2014
Exhibit 1.31	Transaction in Own Shares dated 29 September 2014
Exhibit 1.32	Share Repurchase Programme dated 29 September 2014
Exhibit 1.33	Director/PDMR Shareholding dated 29 September 2014
Exhibit 1.34	Transaction in Own Shares dated 30 September 2014
Exhibit 1.35	Total Voting Rights dated 30 September 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	29 August 2014
Number of ordinary shares purchased	3,115,000
Highest price paid per share (pence)	483.80
Lowest price paid per share (pence)	477.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Total Voting Rights
BP p.l.c. - 1 September 2014

BP p.l.c.
Total voting rights and share capital

As at 29 August 2014, the issued share capital of BP p.l.c. comprised 18,363,569,021 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,780,060,356. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,368,651,521. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	1 September 2014
Number of ordinary shares purchased	3,109,000
Highest price paid per share (pence)	482.95
Lowest price paid per share (pence)	480.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	2 September 2014
Number of ordinary shares purchased	3,128,000
Highest price paid per share (pence)	485.30
Lowest price paid per share (pence)	475.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	3 September 2014
Number of ordinary shares purchased	3,090,000
Highest price paid per share (pence)	485.55
Lowest price paid per share (pence)	476.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	4 September 2014
Number of ordinary shares purchased	3,185,000
Highest price paid per share (pence)	488.70
Lowest price paid per share (pence)	453.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 5 September 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party to terminate and replace the repurchase mandate agreement entered into and announced on 31 July 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the remaining period of the replaced repurchase mandate agreement through to 12 September 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On the purchase, the Company's shares will be cancelled.

The purpose of the share buy-backs is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	5 September 2014
Number of ordinary shares purchased	6,450,000
Highest price paid per share (pence)	467.25
Lowest price paid per share (pence)	450.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 8 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 5 September 2014 by Dr B Gilvary, a Director of BP p.l.c., that he purchased 50,000 BP ordinary shares (ISIN number GB0007980591) on 5 September 2014 at £4.66636 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.10

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 8 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 8 September 2014 by Mr R Bondy, a person discharging managerial responsibility in BP p.l.c., that on 8 September 2014 he exercised an option to acquire 2,452 BP ordinary shares (ISIN number GB0007980591), pursuant to the Sharesave UK plan at £3.68 per ordinary share, this option had an expiration date of 27 February 2015.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	8 September 2014
Number of ordinary shares purchased	6,935,000
Highest price paid per share (pence)	468.90
Lowest price paid per share (pence)	461.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 9 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 8 September 2014 by Mr R W Dudley, a Director of BP p.l.c., that he restructured his savings plans to invest in 8,708.905 BP ADSs (ISIN number US0556221044) on 8 September 2014 at $45.93 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.13

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	09 September 2014
Number of ordinary shares purchased	6,989,000
Highest price paid per share (pence)	470.00
Lowest price paid per share (pence)	462.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 September 2014 by Computershare Plan Managers that on 10 September 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.6685 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                65 shares
Dr B. Gilvary                65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                65 shares
Mr B. Looney              68 shares
Mr D. Sanyal               68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R

Exhibit 1.15

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	10 September 2014
Number of ordinary shares purchased	7,070,000
Highest price paid per share (pence)	473.95
Lowest price paid per share (pence)	466.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 September 2014
Number of ordinary shares purchased	7,292,000
Highest price paid per share (pence)	476.35
Lowest price paid per share (pence)	470.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 12 September 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 30 July 2014 to 12 September 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 15 September 2014 to 19 September 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share repurchases is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	12 September 2014
Number of ordinary shares purchased	7,378,000
Highest price paid per share (pence)	472.95
Lowest price paid per share (pence)	468.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 September 2014
Number of ordinary shares purchased	7,527,000
Highest price paid per share (pence)	468.30
Lowest price paid per share (pence)	462.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 September 2014
Number of ordinary shares purchased	7,480,000
Highest price paid per share (pence)	472.35
Lowest price paid per share (pence)	465.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 September 2014
Number of ordinary shares purchased	4,126,067
Highest price paid per share (pence)	474.00
Lowest price paid per share (pence)	469.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 September 2014
Number of ordinary shares purchased	3,241,000
Highest price paid per share (pence)	475.75
Lowest price paid per share (pence)	469.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 19 September 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 15 September 2014 to 19 September 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 22 September 2014 to 26 September 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share repurchases is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 September 2014
Number of ordinary shares purchased	3,201,500
Highest price paid per share (pence)	478.30
Lowest price paid per share (pence)	473.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 19 September 2014 BP p.l.c. was advised by Capita that on 19 September 2014 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $7.886 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	207
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	395
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	460

BP p.l.c was also notified on 19 September 2014 that Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 13,149 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.886 per share through the BP Scrip Dividend Programme on 19 September 2014.

BP p.l.c was advised on 22 September 2014 by Fidelity Stock Plan Services LLC, that on 19 September 2014 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of US$47.366 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Restricted Share Plan
Mr R. Fryar	104.501	n/a
Mr A. Hopwood	121.427	n/a
Mrs K. Landis	79.022	400.886
Mr H. L. McKay	159.238	n/a

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.26

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	22 September 2014
Number of ordinary shares purchased	7,980,000
Highest price paid per share (pence)	474.10
Lowest price paid per share (pence)	468.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.27

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	23 September 2014
Number of ordinary shares purchased	8,030,000
Highest price paid per share (pence)	471.25
Lowest price paid per share (pence)	464.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	24 September 2014
Number of ordinary shares purchased	8,060,000
Highest price paid per share (pence)	468.00
Lowest price paid per share (pence)	461.80

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.29

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	25 September 2014
Number of ordinary shares purchased	8,227,886
Highest price paid per share (pence)	463.70
Lowest price paid per share (pence)	450.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.30

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 26 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

As announced on 7 February 2014 and 12 March 2014 (RNS 6290Z and 1739C respectively), Mr H L McKay (a person discharging managerial responsibility in BP p.l.c. the ("Company")) received an award under the Annual Cash Bonus Deferral ("ACBD") Plan. The Company announces his interests following a revision to the award under the ACBD Plan. The revised number of ADSs (ISIN number US0556221044) and Restricted Share Units held by Mr H L McKay pursuant to his award under the ACBD Plan for 2014 with effect from 25 September 2014 are as shown below:

Number of ADSs	Number of Restricted Share Units
10,489	17,784

The ADSs and Restricted Share Units are both subject to a three-year retention period and certain performance conditions. The Restricted Share Units may vest on 15 January 2017 subject to those performance conditions.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.31

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	26 September 2014
Number of ordinary shares purchased	3,835,000
Highest price paid per share (pence)	453.45
Lowest price paid per share (pence)	448.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.32

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 29 September 2014

BP p.l.c. Share Repurchases

BP p.l.c. (the "Company") announces it has today entered into a repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 22 September 2014 to 26 September 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchases for the period of 29 September 2014 to 28 October 2014, which will run through the Company's third quarter 2014 results close period. The close period commences at the close of business on 30 September 2014 and ceases following the release of the Company's third quarter 2014 results announcement on 28 October 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share repurchases is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell +44 (0)20 7496 4962

Exhibit 1.33

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 29 September 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 26 September 2014 by Computershare Plan Managers that on
19 September 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £4.7760 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4758
Mr R. Bondy	7146
Mr A. Hopwood	37
Mr B. Looney	757
Dr H. Schuster	2147
Mr D. Sanyal	4840

BP p.l.c. was also advised that on 19 September 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name £4.7330 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	165	N/A	N/A
Mr R. Bondy	71	N/A	N/A
Mr B. Looney	69	N/A	N/A
Mr D. Sanyal	156	12	N/A
Dr H. Schuster	N/A	N/A	17

BP p.l.c. was also advised by Computershare Plan Managers that on 19 September 2014 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at £4.756665 per share, through the BP Scrip Dividend Programme.

Deferred Annual Bonus Plan
Mr R. Bondy	1030
Dr B. Gilvary	1030
Mr B. Looney	702
Mr D. Sanyal	466
Dr H. Schuster	610

BP p.l.c. was further advised by Computershare Plan Managers that on 19 September 2014 the following senior executive (a person discharging managerial responsibility) in BP p.l.c. acquired the number of ordinary shares shown opposite his name at £4.756665 per share, through the BP Scrip Dividend Programme.

Annual Cash Bonus Deferral Plan
Dr H. Schuster	175

 BP p.l.c was notified on 29 September that on 19 September 2014 Mr Ian Davis, a Director of BP p.l.c., acquired 270 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $7.886 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.34

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 September 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	29 September 2014
Number of ordinary shares purchased	3,350,000
Highest price paid per share (pence)	456.60
Lowest price paid per share (pence)	452.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.35

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 September 2014

BP p.l.c.
Total voting rights and share capital

As at 30 September 2014, the issued share capital of BP p.l.c. comprised 18,329,026,656 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,778,013,929. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,334,109,156. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 October 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary